Exhibit (a)(1)(F)

This announcement is not an offer to purchase or a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated June 17, 2019, and the related Letter of Transmittal and any amendments or supplements thereto and is being made to all holders of Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In any jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

CIRCOR International, Inc.

at

$45.00 Net Per Share

by

CR Acquisition Company

a wholly owned subsidiary of

Crane Co.

CR Acquisition Company, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Crane Co., a Delaware corporation (“Crane”), is offering to purchase all outstanding shares of common stock, par value $0.01 per share (the “Shares”), of CIRCOR International, Inc., a Delaware corporation (“CIRCOR”), at a price of $45.00 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal that accompanies the Offer to Purchase (the “Letter of Transmittal”) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT 5:00 P.M.,

NEW YORK CITY TIME, ON JULY 16, 2019, UNLESS THE OFFER IS EXTENDED.

The purpose of the Offer is to acquire control of, and ultimately the entire equity interest in, CIRCOR. If the Offer is consummated, Crane intends to complete a second-step merger with CIRCOR in which CIRCOR will become a wholly owned subsidiary of Crane and all outstanding Shares that are not purchased in the Offer (other than Shares held by Crane and its subsidiaries or Shares held by stockholders who perfect their appraisal rights) will be exchanged for an amount in cash per Share equal to the highest price paid per Share pursuant to the Offer.

The Offer is being made without the prior approval of CIRCOR’s board of directors. Crane and the Purchaser are seeking to negotiate a definitive agreement for the acquisition of CIRCOR by Crane and are prepared to begin such negotiations immediately.

Subject to applicable law, Crane and the Purchaser reserve the right to amend the Offer in any respect (including amending the number of Shares to be purchased, the offer price and the consideration to be offered in a merger, including the Proposed Merger (as defined in the Offer to Purchase)). In addition, in the event that Crane enters into a merger agreement with CIRCOR and such merger agreement does not provide for a tender offer, Crane and the Purchaser reserve the right to terminate the Offer, in which case the Shares would, upon consummation of such merger, be converted into the consideration negotiated by Crane, the Purchaser and CIRCOR and specified in such merger agreement.

Consummation of the Offer is conditioned upon, among other things, (i) there being validly tendered and not withdrawn before the expiration of the Offer a number of Shares which, together with the Shares then owned by Crane and its subsidiaries, represents at least a majority of the total number of Shares outstanding on a fully diluted basis, (ii) Crane, the Purchaser and CIRCOR having entered into a definitive merger agreement with respect to the acquisition of CIRCOR by Crane providing for a second step merger pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with CIRCOR surviving as a wholly owned subsidiary of Crane, without the requirement for approval of any stockholder of CIRCOR, to be effected as soon as practicable following the consummation of the Offer, (iii) the board of directors of CIRCOR having approved the Offer under Section 203 of the DGCL or the Purchaser being satisfied, in its sole discretion, that Section 203 of the DGCL is inapplicable to the Offer and the Proposed Merger, (iv) the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and any necessary approvals or waiting periods under the laws of any foreign jurisdictions applicable to the purchase of Shares pursuant to the Offer having expired or been terminated or obtained, as described in the Offer to Purchase and (v) CIRCOR not being a party to any agreement or transaction having the effect of impairing, in the reasonable judgment of the Purchaser, the Purchaser’s or Crane’s ability to acquire the Shares or CIRCOR or otherwise diminishing the expected value to Crane of the acquisition of CIRCOR. The Offer is also subject to the other conditions described in the Offer to Purchase.

If any such condition is not satisfied, the Purchaser may (i) terminate the Offer and return all tendered Shares to tendering stockholders, (ii) extend the Offer and, subject to withdrawal rights as set forth in the Offer to Purchase, retain all such Shares until the expiration of the Offer as so extended, (iii) waive such condition and, subject to any requirement to extend the period of time during which the Offer is open, purchase all Shares validly tendered prior to the Expiration Date (as defined below) and not withdrawn or (iv) delay acceptance for payment or payment for Shares, subject to applicable law, until satisfaction or waiver of the conditions to the Offer. Consummation of the Offer is not conditioned upon any financing arrangements or subject to a financing condition.

“Expiration Date” means 5:00 p.m., New York City time, on July 16, 2019, unless extended, in which event “Expiration Date” means the time and date at which the Offer, as so extended, shall expire. Subject to any applicable rules and regulations of the Securities and Exchange Commission (the “SEC”), the Purchaser expressly reserves the right, but not the obligation, in its sole discretion, at any time and from time to time, to extend the period during which the Offer is open for any reason by giving oral or written notice of the extension to Computershare Trust Company, N.A. (the “Depositary”) and by making a public announcement of the extension. In the case of an extension of the Offer, Crane will make a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the right of a tendering stockholder to withdraw Shares.

After the expiration of the Offer, the Purchaser may, in its sole discretion, but is not obligated to, include a Subsequent Offering Period (as defined in the Offer to Purchase) of at least three business days to permit additional tenders of Shares. A Subsequent Offering Period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender Shares not tendered in the Offer. If the Purchaser elects to include or extend a Subsequent Offering Period, the Purchaser will make a public announcement of such inclusion or extension no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date or date of termination of any prior Subsequent Offering Period. No withdrawal rights apply to Shares tendered in a Subsequent Offering Period, and no withdrawal rights apply during a Subsequent Offering Period with respect to Shares previously tendered in the Offer and accepted for payment. The same price paid in the Offer will be paid to stockholders tendering Shares in a Subsequent Offering Period, if one is provided. The Purchaser does not currently intend to include a Subsequent Offering Period, although the Purchaser reserves the right to do so.

For purposes of the Offer, the Purchaser shall be deemed to have accepted for payment tendered Shares when, as and if the Purchaser gives oral or written notice of its acceptance to the Depositary. Payment for Shares purchased pursuant to the Offer will in all cases be made only after timely receipt by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase of (i) certificates representing the Shares tendered or timely confirmation of the book-entry transfer of such Shares into the account maintained by the Depositary at the Book-Entry Transfer Facility (as defined in the Offer to Purchase), pursuant to the procedures set forth in Section 3 of the Offer to Purchase, (ii) the Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees or an Agent’s Message (as defined in the Offer to Purchase), in connection with a book-entry delivery, and (iii) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time depending upon when certificates for or confirmations of book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility are actually received by the Depositary.

Tenders of Shares made pursuant to the Offer may be withdrawn at any time before the Expiration Date and, thereafter, may be withdrawn at any time until such Shares have been accepted for payment as provided in the Offer to Purchase. If the Purchaser extends the Offer, delays acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer to Purchase, the Depositary may, on Purchaser’s behalf, retain all Shares tendered and such Shares may not be withdrawn except as provided in Section 4 of the Offer to Purchase. To withdraw tendered Shares, a written notice of withdrawal with respect to the Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and the notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of Shares, if different from that of the person who tendered such Shares. If the certificates evidencing Shares to be withdrawn have been delivered to the Depositary, a signed notice of withdrawal with (except in the case of Shares tendered by an Eligible Institution) signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates, the name of the registered holder (if different from that of the tendering stockholder) and the serial numbers shown on the particular certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

The receipt of cash by U.S. Holders in exchange for Shares pursuant to the Offer will be a taxable transaction for U.S. federal income tax purposes. Holders are urged to consult their tax advisors to determine the tax consequences of participating in the Offer in light of their particular circumstances (including the application and effect of any state, local or foreign income and other tax laws).

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934 is contained in the Offer to Purchase and the related Letter of Transmittal and is incorporated herein by reference.

On June 6, 2019, pursuant to Section 220(b) of the DGCL, Crane demanded the right to inspect, among other items, CIRCOR’s stock ledger and most recent list of stockholders and to make and/or receive copies and extracts therefrom, along with any modifications, additions or deletions thereto that become available or known to CIRCOR or its agents or representatives. The purpose of this demand was to obtain names and addresses of CIRCOR stockholders to enable Crane to communicate with its fellow CIRCOR stockholders on matters relating to their mutual interests as stockholders, including matters relating to the proposal by Crane to acquire CIRCOR through a negotiated transaction. Crane will separately make a request to CIRCOR for its latest stockholder list and security position listings which will be used, if needed, for the purpose of disseminating the Offer to holders of Shares. Crane will send the Offer to Purchase, the related Letter of Transmittal and other related documents to record holders of Shares and to brokers, dealers, banks, trust companies and other nominees whose names appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of this transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

The Offer to Purchase and the related Letter of Transmittal contain important information, and stockholders should carefully read both in their entirety before making a decision with respect to the Offer.

Questions or requests for assistance may be directed to the Information Agent at the telephone numbers or address set forth below. Requests for copies of the Offer to Purchase, the related Letter of Transmittal, the Notice of Guaranteed Delivery and all other related materials may be directed to the Information Agent or brokers, dealers, commercial banks and trust companies, and copies will be furnished promptly at the Purchaser’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Stockholders may call toll free: (888) 750-5834

Banks and Brokers may call collect: (212) 750-5833

June 17, 2019